[Cadwalader, Wickersham & Taft LLP Letterhead]





                                                                January 11, 2008


Ms. Amanda McManus
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, D.C.  20549

     Re: Wachovia Commercial Mortgage Securities, Inc. Registration Statement on Form S-3 relating to Commercial Mortgage Pass-Through Certificates
           ---------------------------------------------------------------------

Dear Ms. McManus:

      Enclosed please find a copy of a Registration Statement on Form S-3 for Wachovia Commercial Mortgage Securities, Inc. (the "Registrant") which was filed on January 11, 2008. The prospectus and accompanying form of prospectus supplement contained in the enclosed copy have been marked to show changes from the Existing Registration Statement referred to below.

      The purpose of the filing of this Registration Statement is to increase the principal amount of the Registrant's existing shelf (Registration No. 333-131262). As you will see, we have made very few substantive changes to the documents beyond routine updates. I have sent this Registration Statement to you based upon the most recent information in my records. I apologize if you are not the appropriate person to review this filing and would appreciate it if you would forward it to the appropriate person and have them call Stuart Goldstein at (704) 348-5258.

      Please call Stuart Goldstein with any comments or questions you may have.


                                          Sincerely,



                                          David S. Burkholder

Enclosure

cc:   Timothy Danello, Esq.
      Charles Culbreth
      Stuart N. Goldstein, Esq.